TWEEN BRANDS, INC.
8323 Walton Parkway
New Albany, OH 43054

September 21, 2006

Securities and Exchange Commission
Washington, D.C. 20549-3561
Attention: Regina Balderas, Staff Accountant

RE:	Tween Brands, Inc.
Form 10-K for Fiscal Year ended January 28, 2006
Filed April 10, 2006
Forms 10-Q for Fiscal Quarters ended April 29, 2006
and July 29, 2006
Filed June 7, 2006 and September 1, 2006
File No. 1-14987
Dear Ms. Balderas:
This is to confirm that pursuant to our telephone conference on September 20, 2006, Tween Brands, Inc. will provide a response to the comment letter of the Securities and Exchange Commission dated September 15, 2006, on or before October 13, 2006.
Sincerely,

William E. May
Chief Operating Officer and Principal Financial Officer
Tel: 614-775-3200
Email: bmay@tweenbrands.com